Filed pursuant to 424(b)(3)
Registration #333-103799

SUPPLEMENT NO. 16
DATED APRIL 20, 2004
TO THE PROSPECTUS DATED SEPTEMBER 15, 2003
OF INLAND WESTERN RETAIL REAL ESTATE TRUST, INC.

We are providing this Supplement No. 16 to you in order to supplement our prospectus. This supplement updates information in the "Real Property Investments" and "Plan of Distribution" sections of our prospectus. This Supplement No. 16 supplements, modifies or supersedes certain information contained in our prospectus, Supplement No. 15 dated April 12, 2004, Supplement No. 14 dated March 25, 2004, Supplement No. 13 dated March 15, 2004, (Supplement No. 13 superseded certain information contained in our prospectus and prior supplements dated between October 23, 2003 and March 9, 2004), and must be read in conjunction with our prospectus.

Real Property Investments

The discussion under this section, which starts on page 98 of our prospectus, is modified and supplemented by the following information regarding properties we have acquired or intend to acquire.

Best on the Boulevard, Las Vegas, Nevada

On April 14, 2004, we purchased an existing shopping center known as Best on the Boulevard, containing 204,627 gross leasable square feet. The center is located at 3820 Maryland Parkway in Las Vegas, Nevada.

We purchased this property from an unaffiliated third party. Our total acquisition cost was approximately $35,500,000. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost was approximately $173 per square foot of leasable space.

We purchased this property with our own funds. However, we expect to place financing on the property at a later date.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to reimburse a substantial portion of any monies spent pursuant to the provisions of their respective leases.

Four tenants, Best Buy, Barnes & Noble Booksellers, JoAnn Etc. and Copeland's Sporting Goods, each lease more than 10% of the total gross leasable area of the property. The leases with these tenants require the tenants to pay base annual rent on a monthly basis as follows:
			Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To

Best Buy	57,726	28	15.50	11/94	01/15

Barnes & Noble Booksellers	26,092	13	14.35	09/99	09/09

Jo-Ann Etc.	42,618	21	10.50	06/99	01/10

Copeland's Sporting Goods	25,129	12	15.12	07/97	06/12

For federal income tax purposes, the depreciable basis in this property will be approximately $26,265,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Best on the Boulevard was built during the three year period from 1996 to 1999. As of March 31, 2004, this property was 100% occupied, with a total 204,627 square feet leased to ten tenants. The following table sets forth certain information with respect to those leases:
	Approximate GLA Leased		Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Rent ($)	Per Annum ($)

Barnes & Noble Booksellers	26,092	09/09	362,250	13.88
Jo-Ann Etc.	42,618	01/10	447,489	10.50
Rochester Big & Tall	7,200	08/10	203,783	28.30
Deli Planet	4,800	11/10	115,200	24.00
Cost Plus World Market	18,508	02/11	303,531	16.40
Evenson Card Shop	7,500	02/12	205,500	27.40
Copeland's Sporting Goods	25,129	06/12	379,950	15.12
Hollywood Video	5,053	12/13	115,208	22.80
Pier 1 Imports	10,001	12/13	170,017	17.00
Best Buy	57,726	01/15	894,768	15.50

In general, each tenant will pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

Plan of Distribution

The following new subsection is inserted at the end of this section on page 148 our prospectus.

Update

The following table updates shares sold in our offerings as of April 15, 2004:
		Gross	Commission and fees	Net
	Shares	proceeds ($)	($) (1)	proceeds ($)

From our advisor	20,000	200,000	-	200,000

Our first offering began September 15, 2003:	53,178,498	531,740,359	55,611,752	476,128,607

Shares sold pursuant to our distribution reinvestment program	374,204	3,554,939	-	3,554,939

	53,572,702	535,495,298	55,611,752	479,883,546

(1) Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.